AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

22 May 2002

02034700

02 JUN 10 AM 11:10

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 May 2002, Re: Proposed disposal by Amsteel Securities (M) Sdn. Bhd., an 83.78% owned subsidiary of Datavest Sdn. Bhd., which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad, to Affin-UOB Securities Sdn. Bhd. of its stock broking business and certain assets for a total cash consideration of RM42,253,000 ("Proposed Disposal") for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

dlw 6/10

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 20/05/2002 05:47:39 PM
Reference No OS-020516-56057

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Shireen Radzi/Leona Ng**
* Designation	:	**Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL BY AMSTEEL SECURITIES (M) SDN. BHD. ("AMS"), AN 83.78% OWNED SUBSIDIARY OF DATAVEST SDN. BHD., WHICH IS IN TURN A WHOLLY-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY"), TO AFFIN-UOB SECURITIES SDN. BHD. ("AUSB") OF ITS STOCK BROKING BUSINESS ("BUSINESS") AND CERTAIN ASSETS FOR A TOTAL CASH CONSIDERATION OF RM42,253,000 ("PROPOSED DISPOSAL")

* Contents :-

We refer to the announcements on 28 January 2002 and 25 February 2002 in relation to the Proposed Disposal.

On behalf of the Board of Directors of Amsteel ("Board"), OSK Securities Berhad ("OSK") is pleased to announce that the Securities Commission ("SC") has vide its letter dated 15 May 2002, which was received on 16 May 2002, approved the Proposed Disposal, subject to the following conditions:-

(i) Affin-UOB Holdings Sdn. Bhd.'s ("Affin-UOB") application for the acquisition of the Business and certain assets of AMS and the operations of AMS as a branch office, be approved by the SC;

(ii) The basis and justification for the consideration of the Proposed Disposal be disclosed in the circular to the shareholders of Amsteel; and

(iii) The distribution of part of the proceeds received from the Proposed Disposal amounting to RM9,940,000 to the shareholders of AMS, be carried out in a fair and reasonable manner, and the basis and justification for the said distribution be disclosed to the shareholders of Amsteel and AMS.

The SC noted that the total proceeds amounting to RM42,253,000 from the Proposed Disposal will be utilized for the items as set out in **Table I** below.

The conditions that are imposed on the utilization of the said proceeds are as follows:-

(i) The SC's approval is required for any revision in the original said utilization of proceeds if the revision involves utilization other than for the purpose of AMS's core business;

(ii) If there are any subsequent changes to the said utilization of proceeds, appropriate disclosure is required to be made to the shareholders of Amsteel;

(iii) Any extension of time from the time frame set by Amsteel for the said utilization of proceeds has to be approved by a final and conclusive resolution of the Board of Directors of Amsteel and is required to be announced to the Kuala Lumpur Stock Exchange ("KLSE"); and

(iv) Proper disclosure regarding the status of the utilization of proceeds has to be made in the quarterly and annual reports of Amsteel until the said proceeds have been fully utilized.

The SC requires Amsteel and OSK to provide written confirmation on the compliance with the above terms and conditions when the Proposed Disposal is completed.

The Board of Directors of Amsteel is agreeable to the conditions imposed by the SC.

On 20 February 2002, the Board of Directors of Affin Holdings Berhad, the holding company of Affin-UOB, announced that Affin-UOB had on even date entered into a Deed of Assignment to assign all rights, title and interest in and to the Business and certain assets of AMS in and under the Agreement to its wholly-owned subsidiary, AUSB, for a cash consideration of RM1.00.

In addition to the above, OSK is pleased to announce that the following approvals have been obtained by Amsteel, Affin-UOB and/or AUSB:-

(a) The approval of the shareholders of AMS for the Proposed Disposal was obtained on 20 February 2002;

(b) On 23 April 2002, the Foreign Investment Committee issued a letter to Affin-UOB stating that it had no objection to the acquisition of the Business and certain assets of AMS by Affin-UOB; and

(c) On 16 May 2002, the SC issued a letter to AUSB stating that it had approved the acquisition of the Business and certain assets of AMS by AUSB and the conversion of AMS's Business into a branch office of AUSB in Klang.

The Proposals are still subject to the approval from the following:-

(a) AUSB's application to the KLSE for the establishment of a branch office to operate the Business; and

(b) shareholders of Amsteel.

This announcement is dated 20 May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE I - UTILISATION OF PROCEEDS

	RM
Repayment to creditors	31,813,000*
Distribution to shareholders of AMS	9,940,000
Defray estimated expenses in relation to the Proposed Disposal	500,000
	42,253,000

**AMS's tax liabilities*

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

02 JUN 10 AM 11:13

20 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 9 May 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises; and

2) General Announcement dated 14 May 2002, Re: Amsteel Corporation Berhad ("Amsteel" or "the Company") -
   a) Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad, of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") for a consideration of RM108.23 million ("Proposed Acquisition of Antara"); and
   b) Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB involving the following ("Proposed Settlement of Inter-Co Debts"):
      (i) proposed disposal by Amsteel of its 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") to JCorp and assignment to JCorp of all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to A MSB ("Proposed Disposal of LGP"); and
      (ii) proposed payment by Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of Amsteel, of a cash sum of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtness owing by Amsteel to AMSB ("Proposed Cash Payment").

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 09/05/2002 07:32:08 PM
Reference No MM-020509-68704

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD
LION LAND BERHAD
AMSTEEL CORPORATION BERHAD
ANGKASA MARKETING BERHAD
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The following announcement is released on behalf of Lion Corporation Berhad ("LCB"), Lion Land Berhad (" LLB"), Amsteel Corporation Berhad ("ACB") and Angkasa Marketing Berhad ("AMB").

Quote

On 26 March 2002, LCB, LLB, AMB and ACB (collectively referred to as the "Lion Group") jointly announced further revisions to the terms of the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises (collectively referred to as the "Amended GWRS Proposals") that had been previously announced.

The Board of Directors of LCB, LLB, AMB and ACB are pleased to announce that the Foreign Investment Committee ("FIC") and Ministry of International Trade and Industries ("MITI") have approved the relevant proposals within the Amended GWRS Proposals that had required their respective approvals. The relevant proposals within the Amended GWRS Proposals that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also either been approved or approved in-principle.

The approvals from the FIC are subject to LCB, LLB, AMB and ACB increasing their respective Bumiputera equity participation to not less than 30% before 31 December 2003. The approvals from the MITI to AMB are subject to AMB increasing its Bumiputera equity participation to 30% before 31 December 2003 whilst the approval from the MITI to LCB requires Megasteel to increase its Bumiputera equity participation to 30% within 2 years from the date of the approval from the Securities Commission.

The Amended GWRS Proposals remain subject to approvals being obtained from, inter-alia:

(i) the Securities Commission;
(ii) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares and warrants to be issued pursuant to the Amended GWRS Proposals;
(iii) the scheme creditors whose debts are proposed to be addressed under the Amended GWRS Proposals;
(iv) the shareholders of the LCB, LLB, ACB and AMB and other scheme companies;
(v) the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965 and the proposed capital reconstruction exercises under the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 64 of the Companies Act, 1965.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001and 26 March 2002 for further details of the Amended GWRS Proposals.

Unquote

This announcement is dated 9 May 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No MM-020514-62708

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel" or "the Company")

* **Contents :-**

a) **Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") for a consideration of RM108.23 million ("Proposed Acquisition of Antara"); and**

b) **Proposed settlement of RM108.23 million inter-company indebtedness out of the RM940.15 million owing by Amsteel to AMSB involving the following ("Proposed Settlement of Inter-Co Debts"):**
   (i) **proposed disposal by Amsteel of its 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") to JCorp and assignment to JCorp of all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB ("Proposed Disposal of LGP"); and**
   (ii) **proposed payment by Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, of a cash sum of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB ("Proposed Cash Payment").**

Amsteel announces that the Securities Commission ("SC") has approved the Proposed Disposal of LGP vide their letters dated 8 May 2002 and 10 May 2002. With the receipt of the SC's aforesaid approval, the Conditional Exchange of Assets Agreement dated 13 February 2001 signed by Amsteel, AMSB, AKR and JCorp for the Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts is now unconditional. Steps would be taken by the Board of Directors of Amsteel and LLB to complete their respective portion of the aforesaid transactions, which is targeted to be effected by 30 June 2002.

This announcement is dated 14 May 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Corporate Finance (19663-P)

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

24 April 2002

02 JUN 10 AM 11:53

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 April 2002, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **23-04-2002 05:14:21 PM**
Reference No **AA-020423-2BED1**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolutions at the Extraordinary General Meeting of the Company held on 23 April 2002:

ORDINARY RESOLUTION 1
Proposed ratification of the acquisition of the remaining 49% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") by Amsteel Corporation Berhad ("Amsteel") for a cash consideration of RM20.37 million

THAT the acquisition by Amsteel of the remaining 49% equity interest in LGP comprising 245,000 ordinary shares of RM1.00 each fully paid from Norville Corporation Sdn Bhd (36.75%) and Sumurmuda Sdn Bhd (12.25%) for a total cash consideration of RM20.37 million upon the terms and conditions contained in the Share Sale Agreement dated 16 March 2001 be and is hereby affirmed and ratified.

ORDINARY RESOLUTION 2
Proposed disposal of 100% equity interest in LGP by Amsteel to Johor Corporation (" JCorp")

THAT subject to the approvals being obtained from all relevant authorities and contingent upon the passing of Ordinary Resolutions 1 and 3, authority be and is hereby given for the proposed disposal by Amsteel to JCorp of 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each and the assignment by Amsteel to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49.0 million as at 30 June 2000) for an aggregate consideration of RM90.98 million to be settled in the manner set out in Ordinary Resolution 3 below ("Proposed Disposal of LGP")

AMSTEEL CORPORATION BERHAD (20667-M)

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Disposal of LGP; and

b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

ORDINARY RESOLUTION 3

Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel to Amsteel Mills Sdn Bhd ("AMSB")

THAT contingent upon the passing of Ordinary Resolutions 1 and 2 above, authority be and is hereby given for the proposed settlement of inter-company indebtedness of RM108.23 million of the RM940.15 million owing as at 31 December 2001 by Amsteel to AMSB involving the following:

a) proposed netting-off of the consideration for the Proposed Disposal of LGP against RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and

b) proposed cash payment of RM17.25 million by Ayer Keroh Resort Sdn Bhd to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB

(collectively referred to as the "Proposed Settlement")

AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement; and

b) to assent to any condition, modification, variation and/or amendment as may be imposed by any of the relevant authorities.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

29 APR 2002

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

24 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 April 2002, Re: De-registration of a subsidiary for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No **AA-020418-29163**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DE-REGISTRATION OF A SUBSIDIARY

* **Contents :-**

The Company wishes to announce that Shanghai Hengda Parkson Department Store Co Ltd, a 97% owned subsidiary of the Company, was liquidated and de-registered on 1 April 2002 pursuant to a members' voluntary liquidation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

18 APR 2002